FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 22, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Mark Laurie
Name Mark Laurie
Title: Company Secretary
Date: 22 February 2006

2005 Full-Year Financial Results February 2006

Forward-looking statements This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Highlights Substantial transformation under way during the year Completed transition to independent management Accessing high grades in Lienetz Cost savings emerging from geothermal power Good progress in Flotation and Geothermal expansions Poised for solid growth in the future

Net profit and cashflow 6/1/2004 12/1/2004 6/1/2005 12/1/2005 Debt -5 46 -20.8 30.6 Jun 04 Dec 04 Jun 05 Dec 05 ($US Millions) 6/1/2004 12/1/2004 6/1/2005 12/1/2005 Debt -6 31.3 -42.9 52.4 Jun 04 Dec 04 Jun 05 Dec 05 Net Profit (Before adjustments) Operating Cashflow

Unit costs reducing Total Cash Costs per ounce East 367 348 497 293 June 04 Dec 04 Jun 05 Dec 05 Gross Cash Costs per ounce (US$) East 236 299 363 231 Jun 04 Dec 04 Jun 05 Dec 05

Future production profile 2005 2006 Average 2007-2010 Material Movements (Mt) 42 54 55-60 Ore Mined (Mt) 9.4 10 11-13 High Grade Ore Mined (Mt) 3.5 3.8 4-4.5 Ore Milled (Mt) 3.5 4.3 5.5-6.0 Autoclave feed (Mt) 3.5 4.3 4.4 Autoclave feed grade (g/t) 6.0 5.5 6.0+

Future production profile 2003 2004 2005 2006 f 2007 f East 550 599 231 670 800 365 (Ozs, 000) 231 Post flotation 365

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